EXHIBIT 1

FIRST PATIENT ENROLLED IN STIMUVAX® PHASE III CLINICAL TRIAL IN PATIENTS WITH NON-SMALL CELL LUNG CANCER

EDMONTON, ALBERTA, CANADA - February 26, 2007 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that the first patient has been enrolled in the global Phase III clinical trial, START (Stimulating Targeted Antigenic Responses To NSCLC), assessing the efficacy and safety of Stimuvax® (BLP25 liposome vaccine) as a potential treatment for patients with unresectable stage III non-small cell lung cancer (NSCLC). The trial is being conducted by Merck KGaA of Darmstadt, Germany, (“Merck”) and its U.S. affiliate EMD Pharmaceuticals, Inc. pursuant to the terms of a collaboration between Biomira and Merck. The collaboration arrangement provides that Biomira is entitled to receive a milestone payment from Merck upon enrollment of the first patient in this trial. As per the terms of the collaboration, the amount of the milestone is not being disclosed.

“Enrolling the first patient in this Phase III trial is a major step forward for Biomira’s therapeutic vaccine technology and represents an important milestone toward our goal of commercializing important new cancer therapies,” said Robert L. Kirkman, M.D., President and Chief Executive Officer of Biomira. “To our knowledge, this is the first Phase III trial of a therapeutic vaccine in unresectable stage III NSCLC, which, if successful, would offer new hope for patients with limited options.”

Dr. Kirkman added, “In 2007 we expect to make additional progress in advancing our clinical pipeline. The Phase II trial of PX-12 in patients with advanced pancreatic cancer is ongoing and we expect to bring PX-478 into clinical development at mid-year. With this progress, we are building a diverse clinical portfolio of innovative potential cancer therapies, and moving closer to realizing the value of our vaccine and small-molecule platforms.”

According to the American Cancer Society, lung cancer is the leading cause of cancer-related deaths in both men and women worldwide with approximately 80 percent of lung cancer cases classified as NSCLC. Further, only about 15 percent of people diagnosed with NSCLC survive this disease after five years. For most patients with NSCLC, current treatments provide limited success.

Enrollment in the START trial, which is expected to include more than 1,300 patients in approximately 30 countries, is now open to patients in the U.S. where the first randomization has occurred. It is expected that enrollment will subsequently expand to additional countries. Currently, there are no approved maintenance therapies for patients responding to first-line treatment for unresectable stage III NSCLC.

About the START Trial
The START trial is a randomized, double-blind, placebo-controlled study that will evaluate patients with documented unresectable stage III NSCLC who have had a response or stable disease after at least two cycles of platinum based chemo-radiotherapy. The study has been designed considering scientific advice from the European Medicines Agency (EMEA/CHMP) and has been agreed upon with the U.S. Food and Drug Administration (FDA) through a Special Protocol Assessment (SPA). Data from a randomized Phase IIb trial described below encouraged the initiation of the Phase III program.

For more information on the START trial, or to find a participating center and eligibility criteria, log on to www.nsclcstudy.com or www.clinicaltrials.gov.

About Stimuvax
Stimuvax is an innovative cancer vaccine designed to induce an immune response to cancer cells that express MUC1, a protein antigen widely expressed on common cancers. MUC1 is over expressed on many cancers such as lung cancer, breast cancer and colorectal cancer. Stimuvax is thought to work by stimulating the body’s immune system to identify and destroy cancer cells expressing MUC1.

A randomized Phase IIb trial was conducted in 171 patients with stage IIIb and IV NSCLC with response or stable disease after first line therapy. While the overall study results were not statistically significant, in the randomization stratum of patients with stage IIIb locoregional disease, Stimuvax showed a median survival of 30.6 months versus 13.3 months in the control group - an improvement of 17.3 months. In the Phase IIb trial, side effects were primarily limited to mild-to-moderate flu-like symptoms, GI disturbances, and mild injection site reactions.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

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Forward Looking Statements

This press release contains forward looking statements, including, without limitation, statements related to milestone payments Biomira may expect to receive; the therapeutic and commercial potential of Stimuvax® and other drug candidates in Biomira’s pipeline; future clinical development plans; the details of the clinical trials; and the anticipated future size of the market for Stimuvax. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will," "intends," "potential," "possible" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Biomira’s current expectations. Forward-looking statements involve risks and uncertainties. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing, duration and results of clinical trials, the timing and results of regulatory reviews, the safety and efficacy of Stimuvax, and the possibility of future milestone payments. There can be no guarantee that the results of earlier trials will be predictive of either safety or efficacy in future trials. Biomira expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.
Investor and Media Relations Contact:
Stephanie Seiler, Ph.D.
Gemini BioProjects LLC
206-713-0124
ir@biomira.com

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